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                      March 30, 2023

       Eddie Lazarus
       Chief Financial Officer and Chief Legal Officer
       Sonos, Inc.
       614 Chapala Street
       Santa Barbara CA 93101

                                                        Re: Sonos, Inc.
                                                            Form 10-K for
Fiscal Year Ended October 1, 2022
                                                            File No. 1-38603

       Dear Eddie Lazarus:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing